Mail Stop 3561

 					November 10, 2005



Ms. Amy Vidrine Samson
Chief Financial Officer
Crown Crafts, Inc.
P.O. Box 1028
Gonzales, Louisiana 70707

	Re:	Crown Crafts, Inc.
		Form 10-K for Fiscal Year Ended April 3, 2005
		Filed June 21, 2005
		Form 10-Q for Fiscal Quarter Ended July 3, 2005
		File No. 1-7604

Dear Ms. Samson:

      We reviewed your responses to our comments on the above referenced filings as set forth in your letter dated October 14, 2005. Our review resulted in the following additional comments.

Form 10-K for Fiscal Year Ended April 3, 2005

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 7

Results of Operations, page 7

1. We have reviewed your response to prior comment 2 in your letter dated October 14, 2005. Please ensure that you quantify, where practicable, the sales contributed by lost programs at major customers in the comparable prior year quarterly and annual period in order to provide a context within which a reader may understand the impact on the change in sales for the interim period presented and the likely effect on comparability of sales for the remainder of the annual period. We assume that sales information for major customers is available and would not present an undue cost or burden to disclose. Please tell us how you intend to revise future filings.

Schedule II, page 16

2. We have reviewed your response to prior comment 5 in your letter dated October 14, 2005. Please explain to us why a decrease in factored receivables necessarily results in a decrease in the allowance for customer deductions. If your responsibility for funding customer deductions is transferred to the third party factor when receivables are factored, please clarify.

Note 2. Summary of Significant Accounting Policies, page F-6

3. We have reviewed your response to prior comment 6 in your letter dated October 14, 2005. We do not object to your policy provided that you provide the policy disclosures required by paragraph 6 of EITF 00-10. Please tell us how you intend to revise your future filings.

Note 5. Financing Arrangements, page F-10

4. We have reviewed your response to prior comment 9 in your letter
dated October 14, 2005. Please tell us your basis for using rates for debts of similar companies to estimate the fair value of your
debt.   Tell us how you determined that the rates of similar
companies are a more meaningful indicator of fair value than your incremental borrowing rates for similar liabilities. Please refer to paragraph 28 of SFAS 107.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Staff Accountant Sarah Goldberg at (202)
551-
3340 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-
3843
with any other questions.

								Sincerely,


								George F. Ohsiek, Jr.
								Branch Chief


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Ms. Samson
Crown Crafts, Inc.
November 10, 2005
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